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August 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Terri Jordan

Re:	Franklin BSP Lending Corporation, et al. Request to Withdraw Application for Exemptive Relief, File No. 812-15442, filed on March 14, 2023

Ladies and Gentlemen:

On behalf of Franklin BSP Lending Corporation (the “Company”) and the other applicants (collectively, and together with the Company the “Applicants”), we request the withdrawal of the application for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, File No. 812-15442, filed on March 14, 2023 (the “Application”).

The Applicants believe that withdrawal of the Application is consistent with the public interest and the protection of investors. The Applicants are withdrawing the Application at the request of the staff of the Securities and Exchange Commission (the “Commission”) in order to file an application under a new file number (the “New Order Application”).

The Company will file the New Order Application concurrently with the filing of this request.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please contact the undersigned at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your attention to this matter.

August 21, 2023 Page 2

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:	Richard J. Byrne, Benefit Street Partners, L.L.C. Thomas J. Friedmann, Dechert LLP Jonathan H. Gaines, Dechert LLP